VIA E-MAIL

August 30, 2017

Securities and Exchange Commission

Office of Real Estate and Commodities

Mailstop 3233

Washington, D.C. 20549

Ms. Kristi Marrone, Staff Accountant

Re:	PS Business Parks, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 24, 2017
File No. 001-10709

Dear Ms. Marrone:

On behalf of PS Business Parks, Inc. (the “Company”), I am responding to a  comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 24, 2017 relating to the Form 10‑K for the fiscal year ended December 31, 2016 filed on February 24, 2017.

I have recited the comments of the Staff in bold type below, and have followed the comment with the response of the Company. Capitalized terms used but not defined herein have the same meaning as defined in the Form 10-K filed.

Item 2. Properties, page 16

1.We note that you discuss adjusted rental income and adjusted cost of operations, which are non-GAAP financial measures, here and in the MD&A. Please clarify how you have complied with all the disclosure requirements outlined within Item 10(e) of Regulation S-K regarding your presentation of these measures.

Response:

In response to the Staff’s comment, in our future Exchange Act periodic reports, we will add a reconciliation from the non-GAAP financial measures “Adjusted Rental Income” and “Adjusted Cost of Operations” to the GAAP measures Rental Income and Cost of Operations, respectively in a format similar to that presented below. In addition, we will clearly delineate the reasons for our use of these non-GAAP financial measures, as follows:

Ms. Kristi Marrone, Staff Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

We evaluate the performance of our business parks primarily based on NOI, a non-GAAP financial measure, because we believe NOI is an important measure of the value and performance of our real estate.  We believe investors utilize NOI in a similar manner and for similar reasons.  NOI is defined by the Company as Adjusted Rental Income less Adjusted Cost of Operations (described below), and excludes depreciation and amortization.  Depreciation and amortization is excluded from NOI because management and investors do not consider them important in valuing real estate or evaluating real estate performance, because depreciation assumes the value of real estate declines ratably from its historical cost based upon the passage of time, while we believe the value of real estate changes based upon cash flow and other market factors.

Adjusted Rental Income excludes a) material lease buyout payments and b) rental income from assets sold or held for development, as those items are not reflective of ongoing rental income.

Adjusted Cost of Operations excludes a) cost of operations from assets sold or held for development as it not reflective of ongoing cost of operations and b) LTEIP amortization, which can vary significantly period to period based upon-the performance of the whole company, rather than just property operations.

The Company’s calculation of Adjusted Rental Income, Adjusted Cost of Operations, and NOI may not be comparable to those of other companies and should not be used as an alternative to measure performance calculated in accordance with GAAP.

The following table below reconciles Adjusted Rental Income, Adjusted Cost of Operations, and NOI, respectively, to the amounts included on our income statement for Rental Income, Cost of Operations, and Net Income which we consider the most directly comparable financial measures calculated in accordance with GAAP (in thousands).

	For The Years Ended December 31,
	2016	2015	2014
Rental income:
Same Park adjusted rental income	$376,023	$361,510	$347,263
Non-Same Park adjusted rental income	7,034	5,284	398
Adjustments:
Assets sold or held for development	3,286	6,341	28,594
Lease buyout payment (1)	528	—	—
Total	386,871	373,135	376,255
Cost of operations:
Same Park adjusted cost of operations	116,803	114,675	113,420
Non-Same Park adjusted cost of operations	2,397	2,135	596
Adjustments:
Assets sold or held for development	905	1,944	10,732
LTEIP amortization	3,003	2,470	2,623
Total	123,108	121,224	127,371
NOI:
Same Park	259,220	246,835	233,843
Non-Same Park	4,637	3,149	(198)
Adjustments	(94)	1,927	15,239
Total	263,763	251,911	248,884
Other income and (expenses):
Facility management fees	518	540	660
Other income and (expenses)	(4,949)	(12,740)	(13,221)
Depreciation and amortization	(99,486)	(105,394)	(110,357)
General and administrative	(14,862)	(13,582)	(13,639)
Gain on sale of real estate facilities	—	28,235	92,373
Net income	$144,984	$148,970	$204,700

____________________________

(1)	Represents a material lease buyout payment recorded in 2016 associated with a 58,000 square foot lease in Northern Virginia.

* * * * *

Ms. Kristi Marrone, Staff Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

PS Business Parks, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (818) 244-8080, ext. 1370, with any questions regarding the filing or the Company’s response.

Sincerely,

/s/ Maria R. Hawthorne
Maria R. Hawthorne
Chief Executive Officer
cc: Isaac Esquivel, Staff Accountant Office of Real Estate and Commodities Securities and Exchange Commission